FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated April 20, 2009

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Investor Release	Magyar Telekom

IR contacts:	Position:	Telephone:	E-mail address:
Szabolcs Czenthe	Director, Capital markets and acquisitions	+36-1-458-0437	czenthe.szabolcs@telekom.hu
Krisztina Förhécz	Head of Investor Relations	+36-1-457-6029	forhecz.krisztina@telekom.hu
Linda László	IR manager	+36-1-457-6084	laszlo.linda@telekom.hu
Márton Peresztegi	IR manager	+36-1-458-7382	peresztegi.marton@telekom.hu

Summary Report of Magyar Telekom

Budapest – April 20, 2009 –Magyar Telekom (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider, hereby publishes its summary report related to its annual report for business year 2008, in accordance with Article 53 (1) of the Capital Markets Act.

The publications below are available on the website of Magyar Telekom (www.telekom.hu) under the Investor Relations section, on the website of the Budapest Stock Exchange (www.bse.hu) as well as on kozzetetelek.hu, a website operated by the Hungarian Financial Supervisory Authority.

Date	Subject, short content
April 17, 2008	Maktel, a member of the Magyar Telekom Group, is to change its name to Makedonski Telekom AD and introduce the T-Home brand
April 25, 2008	Magyar Telekom holds Annual General Meeting
April 25, 2008	Resolutions of the Annual General Meeting of Magyar Telekom held on April 25, 2008
April 26, 2008

Magyar Telekom Telecommunications Public Limited Company Consolidated Financial Statements for the year ended December 31, 2007 prepared in accordance with International Financial Reporting Standards (IFRS)

April 26, 2008	Corporate Governance Report of Magyar Telekom Plc.
April 28, 2008	Magyar Telekom Plc. Annual Report prepared in accordance with the Hungarian Act on Accounting as of December 31, 2007
April 30, 2008	Number of voting rights at Magyar Telekom Plc. as of April 30, 2008
May 5, 2008	Announcement of Magyar Telekom Plc. regarding dividend payment for business year 2007
May 7, 2008	Magyar Telekom announces share ownership of new members of its corporate governance bodies
May 8, 2008	Magyar Telekom Q1 2008 results: strong performance with efficiency improvements showing visible benefits
May 20, 2008	Summary Report of Magyar Telekom related to its annual report for business year 2007
May 21, 2008	Magyar Telekom announces an update on the investigation
May 26, 2008	Law suits against Magyar Telekom
May 26, 2008	Minutes of the Annual General Meeting of Magyar Telekom held on April 25, 2008
June 2, 2008	Number of voting rights at Magyar Telekom Plc. as of May 31, 2008
June 16, 2008	Magyar Telekom granted EIB loan for mobile broadband projects
June 17, 2008	Magyar Telekom files Form 20-F for Fiscal Year 2007
June 17, 2008	Form 20-F Annual Report for Fiscal Year ended December 31, 2007
June 19, 2008	Articles of Association of Magyar Telekom Plc. (amended and restated according to the decisions made at the AGM on April 25, 2008)
June 20 ,2008	Regulator publishes draft resolutions on Magyar Telekom’s reference offers
June 26, 2008	Magyar Telekom to renew its brand structure and introduce the T-Home brand as part of the change
June 27, 2008	General Assembly decision on dividend at Crnogorski Telekom
June 30, 2008	Number of voting rights at Magyar Telekom Plc. as of June 30, 2008
July 28, 2008	Magyar Telekom Group acquires cable network in South Hungary
July 31, 2008	Number of voting rights at Magyar Telekom Plc. as of July 31, 2008
August 7, 2008	Magyar Telekom H1 2008 results: strong margin reflects efficiency improvements
August 11, 2008	Christopher Mattheisen, CEO and Chairman of the Board of Directors of Magyar Telekom, purchased 3,121 Magyar Telekom shares
August 25, 2008	Mr. Horst Hermann, a member of Magyar Telekom’s Board of Directors, has resigned from his position

September 1, 2008	Number of voting rights at Magyar Telekom Plc. as of August 31, 2008
September 3, 2008	General Meeting decision on dividend at MakTel
September 23, 2008	Magyar Telekom rolls out new generation access network to cover 1.2 million households by end-2013
September 30, 2008	Number of voting rights at Magyar Telekom Plc. as of September 30, 2008
October 6, 2008	Magyar Telekom reaches agreement with trade unions on the wage development and headcount reduction for 2009
October 21, 2008	Magyar Telekom management share purchase notification
October 22, 2008	István Maradi, Chief Technology and IT Officer of Magyar Telekom, purchased 8,470 Magyar Telekom shares
October 22, 2008	NRA draft resolution on Hungarian mobile termination fees
October 31, 2008	Number of voting rights at Magyar Telekom Plc. as of October 31, 2008
November 6, 2008	Interim management report – First nine months 2008 results – Focus on efficiency and repositioning
November 13, 2008	Thilo Kusch, CFO and Member of the Board of Directors of Magyar Telekom, purchased 1,000 Magyar Telekom shares
November 19, 2008	Thilo Kusch, CFO and Member of the Board of Directors of Magyar Telekom, purchased 2,500 Magyar Telekom shares
November 24, 2008	Magyar Telekom to launch satellite TV services
December 1, 2008	Number of voting rights at Magyar Telekom Plc. as of November 30, 2008
December 23, 2008	T-Mobile Makedonija wins UMTS (3G) license
December 31, 2008	Number of voting rights at Magyar Telekom Plc. as of December 31, 2008
February 2, 2009	Number of voting rights at Magyar Telekom Plc. as of January 31, 2009
February 9, 2009	Magyar Telekom acquires systems integration company
February 24, 2009	Report on the full year 2008 results of Magyar Telekom - Transformation reinforces our strong market and financial position
February 24, 2009	Magyar Telekom’s Board of Directors announces dividend proposal for 2008 earnings
March 2, 2009	Number of voting rights at Magyar Telekom Plc. as of February 28, 2009
March 2, 2009	The Board of Directors notifies shareholders that the company will hold its AGM on April 2, 2009
March 17, 2009	Submissions and resolution proposals for the Annual General Meeting of Magyar Telekom to be held on April 2, 2009
March 18, 2009	Magyar Telekom provides additional update on the investigation
March 24, 2009	Change in Magyar Telekom’s senior management
March 27, 2009	Regulator publishes resolutions on Magyar Telekom’s reference offers
March 31, 2009	Magyar Telekom gives notice regarding a Hungarian Government investigation related to the ongoing internal investigation
March 31, 2009	Number of voting rights at Magyar Telekom Plc. as of March 31, 2009
April 2, 2009	Changes in Magyar Telekom’s Board of Directors and Supervisory Board
April 2, 2009	Magyar Telekom holds Annual General Meeting
April 3, 2009	Share ownership of Magyar Telekom’s new Board members
April 3, 2009	Resolutions of the Annual General Meeting of Magyar Telekom held on April 2, 2009
April 3, 2009	Financial Statements of Magyar Telekom for the year ended on December 31, 2008 according to IFRS and HAR
April 3, 2009	Magyar Telekom Annual Report 2008
April 3, 2009	Corporate Governance Report of Magyar Telekom
April 15, 2009	Announcement of Magyar Telekom Plc. regarding dividend payment for business year 2008

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2007 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
Capital Markets and Acquisitions

Date: April 20, 2009